Exhibit 21.1

Name of Subsidiary	Jurisdiction
Breunich Holding, Inc.	Delaware
Altitude International, Inc.	Wisconsin
Altitude Sports Management Corp.	Wisconsin
ITA-USA Enterprise LLC	Florida
CMA Soccer LLC	Florida
Trident Water LLC	Florida
Altitude Wellness LLC	Florida
NVL Academy LLC	Florida
North Miami Beach Academy LLC	Florida
Six Log Cleaning and Sanitizing LLC	Florida
Altitude Online Learning, LLC Rush Education, LLC	Florida Florida